Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

TBG Diagnostics commences HLA typing service in China

Key highlights

●	Major milestone for TBG enabling Chinese supply of HLA Genomic typing

●	First revenues have commenced from TBG’s Xiamen HLA typing service

●	Xiamen laboratory is State-of-Art facility with skilled technicians

●	Xiamen HLA typing will lead to further accreditation and contracts in China

Melbourne, Australia, 19 July 2016.  The Board of TBG Diagnostics Limited (ASX: TDL, OTC: PGLA) (the Company or TBG) is pleased to announce that it has commenced HLA Genomic typing services from is state-of-the-art new laboratory located in Xiamen, China and that first revenues have commenced. The facility was completed in mid-2015 and offers services across the HLA typing suite including; Ilumina’s Miseq Next Generation Sequencing, TBG Morgan™ HLA Typing kits for low-resolution HLA-typing and TBG HLAssure™ SBT kits for high-resolution HLA-typing. ASHI laboratory accreditation is anticipated in the near future. (American Society for Histocompatibility and Immunogenics).

TBG Xiamen is the second established laboratory the Company operates in Asia with one in Taiwan (an ASHI accredited laboratory) and the other now in Xiamen.

This important strategic re-entrance of TBG to Greater China is a result of two years of preparation and with detailed evaluation and building on its core technologies of IVD-related nucleic acid testing kits and service, TBG has widened its business scope to infectious diseases, oncology, blood screening and genetic testing.

The city of Xiamen, in the Fujian province, is regarded as one of China’s five special economic development zones and provides a unique and strong location presence for TBG to build channel supply partnerships throughout China into the diagnostics market. Over the next decade, China will be the fastest growing Molecular Diagnostics (MDx) market with compound annual growth of 27.9%. MDx sales in China are estimated to increase to $3.46Bn by 2024.

Over the last decade, Molecular Diagnostics has become essential practice for transplant and transfusion diagnostics, oncology and infectious disease testing.

Chief Operating Officer, Eugene Cheng said:
“We are pleased to announce to our shareholders and customers today, that HLA typing has commenced in Xiamen and first revenues have been recorded at our world class facility. We anticipate further contracts with other clinics and customers in the coming months. The location of TBG here in Xiamen, ensures we are well placed to launch and grow our business into the vast molecular diagnostics market in China.”

Executive Chairman, Jitto Arulampalam said today: “Congratulations to Eugene Cheng and all the TBG Diagnostics staff for this commencement of such a high quality laboratory. It is testament to the TBG team and an example of how the Company is executing our corporate strategy to become a leading molecular diagnostics provider in the Asia-Pacific region.”

Investor Relations and Media Contact:

Peter Taylor

NWR Communications

+61 412 036 231
peter@nwrcommunications.com.au

About TBG Diagnostics

TBG Diagnostics is a global molecular diagnostic (MDx) company operating in the IVD (in vitro diagnostics) industry. TBG is focused on the development, manufacture and marketing of molecular diagnostic kits, instruments and services

TBG Diagnostics is an established brand with a strong presence in the Asian market. From its plant in Xiamen, China it develops and manufactures:

•	Nucleic Acid Test (NAT) products
•	HLA typing reagents based on NAT technologies
•	Automation systems for NAT operations
•	IVD-related NAT kits and services

Products distributed to more than 22 countries. Major hospital and laboratory clients in USA, Taiwan, Germany, Portugal, China, Hong Kong and Singapore. Operating in the rapidly growing IVD market - US$53 billion in 2013 and expected to reach US$74.7 billion by 2020 (This is huge to say we operate in the IVD market. More realistically, we operate in the MDx market which is growing from 10% ($6Bn USD) to 25.2% ($25Bn USD) of total IVD market share by 2024.)

Targeting further growth in China - fastest growing MDx market at CAGR of 27.9%. Extensive research and development pipeline targeting products for oncology, infectious diseases, transplants, transfusions, pharmacogenetics, autoimmune diseases and genetic diseases

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration , the China Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, sample collection, delays in the conduct of clinical trials, market acceptance of TBG products, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.